ELEMENTIS

RECEIVED

2004 JUL 26 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 July 2004

04035728

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b), as follows:-

1. All documentation filed with Companies House from 4 June 2004 to date, together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 4 June 2004 to date, together with schedule listing the same.

3. All documentation that has been filed with the UKLA from 4 June 2004 to date, together with schedule listing the same.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Penny Watson
Company Secretary's Office
Elementis plc

dlw 7/26

PROCESSED

JUL 26 2004

THOMSON FINANCIAL

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000
Facsimile: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Companies House Filings made From 4 June 2004 to 19 July 2004

Date Filed by Companies House	Description
9 June 2004	Form 88(2) Return of Allotment of Shares (24247 ordinary 5p shares)
10 June 2004	Form 88(2) Return of Allotment of Shares (474,974,039 Redeemable B shares of 1p)
11 June 2004	Group of Companies' Accounts made up to 31 December 2003.
28 June 2003	Form 88(2) Return of Allotment of Shares 20,871 ordinary 5p shares).

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24,247		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share prêmium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

nd addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	24,247
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	24,247
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed P. [signature] **Date** 4 dec 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RH/7137 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Bulk List. 937 pages paper.

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	05	2004			

Class of shares *(ordinary or preference etc)*	REDEEMABLE B SHARES		
Number allotted	474,974,039		
Nominal value of each share	£0.01P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

1.1 REDEEMABLE B SHARES ISSUED FOR EVERY 1
ORDINARY SHARE HELD ON THE REGISTER AS AT
27 APRIL 2004

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted REDEEMABLE B	Number allotted 474,974,039
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed P. [signature] **Date** 10 May 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars , Corporate Actions , The Causeway ,
Worthing , West Sussex , BN99 6DA

Gill Thomas Tel 01903 702233

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20871		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

...dresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 20,871
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 20,871

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed P Rowe **Date** 22.6.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E7296 Tel: 01903 833421
DX number DX exchange

London Stock Exchange Filings made From 4 June 2004 to 19 July 2004

Date	Description
11 June 2004	Announcement regarding Extraordinary General Meeting of Elementis plc held on 11 June 2004.
1 July 2004	Announcement regarding Schedule 5 Block Listing Six Monthly Return.
1 July 2004	Announcement regarding the completion of Sasol Servo B.V.

Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Doc re. EGM
Released	15:34 11-Jun-04
Number	6900Z

RNS Number:6900Z
Elementis PLC
11 June 2004

Elementis plc

Extraordinary General Meeting - 11 June 2004

Elementis plc (LSE: ELM) announces that, at its extraordinary general meeting held earlier today, the resolution in relation to the acquisition by its subsidiary Elementis B.V. of Sasol Servo B.V. was duly passed. Over 99% of votes cast either by proxy or at the meeting were in favour of the resolution.

It is expected that the acquisition will complete on 30 June 2004.

A copy of the resolution has been submitted to the UK listing Authority and will shortly be available for inspection at UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No. (0)20 7676 1000

For further information please contact:

Elementis plc
Nicholas Rowe - Deputy Company Secretary 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Blocklisting Interim Review
Released	14:15 01-Jul-04
Number	3750A

RNS Number:3750A
Elementis PLC
1 July 2004

Schedule 5

SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of Scheme	ELEMENTIS DISCRETIONARY EXECUTIVE SHARE OPTION SCHEME 1998
3.	Period of return	From: 01.01.04 to 30.06.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	6,785,933
5.	Number of shares issued/allotted under scheme during period	NIL
6.	Balance under scheme not yet issued/allotted at end of period	6,785,933
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	7,000,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

431,969,210 ordinary shares of 5p

Contact for queries

Name: Nicholas Rowe
Tel: 01784 227022

Address: Elementis PLC
Elementis House
56 Kingston Road
Staines TW18 4ES.

Person making return

Name: Nicholas Rowe
Position: Deputy Company Secretary

Schedule 5

SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of Scheme	ELEMENTIS UNAPPROVED EXECUTIVE SHARE OPTION SCHEME 1998
3.	Period of return	From: 01.01.04 to 30.06.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,308,126
5.	Number of shares issued/allotted under scheme during period	NIL
6.	Balance under scheme not yet issued/allotted at end of period	1,308,126
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	1,500,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

431,969,210 ordinary shares of 5p

Contact for queries

Name: Nicholas Rowe
Tel: 01784 227022

Address: Elementis PLC
Elementis House
56 Kingston Road
Staines TW18 4ES.

Person making return

Name: Nicholas Rowe
Position: Deputy Company Secretary

Schedule 5

SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of Scheme	ELEMENTIS SAVINGS RELATED SHARE OPTION SCHEME 1998
3.	Period of return	From: 01.01.04 to 30.06.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	5,787,576 ORDINARY SHARES OF 5P
5.	Number of shares issued/allotted under scheme during period	393,629
6.	Balance under scheme not yet issued/allotted at end of period	5,393,947
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	6,000,000 ordinary shares of 5p - 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

431,969,210 ordinary shares of 5p

Contact for queries

Address: Elementis PLC
Elementis House

Name: Nicholas Rowe
Tel: 01784 227022

56 Kingston Road
Staines TW18 4ES.

Person making return

Name: Nicholas Rowe
Position: Deputy Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Completion of Acquisition
Released	07:00 01-Jul-04
Number	3188A

RNS Number:3188A
Elementis PLC
01 July 2004

PRESS INFORMATION

1 July 2004

Elementis plc

Completion of Acquisition of Sasol Servo B.V.

Elementis plc (LSE: ELM) today announces that the acquisition of Sasol Servo B.V. completed on 30 June 2004.

The approval of Elementis plc shareholders was obtained on 11 June 2004 and all other conditions have been satisfied.

\- Ends -

Enquiries

Elementis plc	Tel +44 (0) 1784 22 7000
Geoff Gaywood	Chief Executive
Brian Taylorson	Finance Director
Hilary Reid Evans	Head of Corporate Communications
Brunswick Group LLP	Tel +44 (0) 20 7404 5959
Andrew Fenwick	
Wendel Carson	

This information is provided by RNS
The company news service from the London Stock Exchange

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(3)

UKLA Filings made from 4 June 2004 to 19 July 2004

Date	Description
11 June 2004	The signed ordinary resolution pass at the Extraordinary General Meeting of Elementis plc held on 11 June 2004.
11 June 2004	Announcement regarding the Extraordinary General Meeting of Elementis plc held on 11 June 2004, stating that the ordinary resolution in relation to the acquisition by its subsidiary Elementis B.V. of Sasol Servo B.V. was duly passed.
1 July 2004	Block Listing Six Monthly Annual Return for Elementis plc.

Company Number: 3299608

The Companies Acts 1985 to 1989
Ordinary Resolution
of
Elementis plc

At the Extraordinary General Meeting of the Company duly convened and held on the 11th day of June 2004 the following ordinary resolution was passed:

'THAT the proposed acquisition of the entire issued share capital of Sasol Servo B.V. pursuant to the acquisition agreement (as defined in the circular to shareholders of Elementis dated 20 May 2004) and the associated and ancillary arrangements contemplated by the Acquisition Agreement be and are hereby approved and that the directors of Elementis (or any duly authorised committee thereof) be and they are hereby authorised to take all such steps as may be necessary, expedient or appropriate in relation thereto and to implement the same with such modifications, variations, revisions, waivers or amendments (not being modifications, variations, revisions, waivers or amendments which are of a material nature) as the directors or any such committee may deem necessary, expedient or appropriate.

Philip Brown

Secretary
11 June 2004

Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Doc re. EGM
Released	15:34 11-Jun-04
Number	6900Z

RNS Number:6900Z
Elementis PLC
11 June 2004

Elementis plc

Extraordinary General Meeting - 11 June 2004

Elementis plc (LSE: ELM) announces that, at its extraordinary general meeting held earlier today, the resolution in relation to the acquisition by its subsidiary Elementis B.V. of Sasol Servo B.V. was duly passed. Over 99% of votes cast either by proxy or at the meeting were in favour of the resolution.

It is expected that the acquisition will complete on 30 June 2004.

A copy of the resolution has been submitted to the UK listing Authority and will shortly be available for inspection at UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No. (0)20 7676 1000

For further information please contact:

Elementis plc
Nicholas Rowe - Deputy Company Secretary 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Blocklisting Interim Review
Released	14:15 01-Jul-04
Number	3750A

RNS Number:3750A
Elementis PLC
1 July 2004

Schedule 5

SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of Scheme	ELEMENTIS DISCRETIONARY EXECUTIVE SHARE OPTION SCHEME 1998
3.	Period of return	From: 01.01.04 to 30.06.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	6,785,933
5.	Number of shares issued/allotted under scheme during period	NIL
6.	Balance under scheme not yet issued/allotted at end of period	6,785,933
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	7,000,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

431,969,210 ordinary shares of 5p

Contact for queries

Name: Nicholas Rowe
Tel: 01784 227022

Address: Elementis PLC
Elementis House
56 Kingston Road
Staines TW18 4ES.

Person making return

Name: Nicholas Rowe
Position: Deputy Company Secretary

Schedule 5

SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of Scheme	ELEMENTIS UNAPPROVED EXECUTIVE SHARE OPTION SCHEME 1998
3.	Period of return	From: 01.01.04 to 30.06.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,308,126
5.	Number of shares issued/allotted under scheme during period	NIL
6.	Balance under scheme not yet issued/allotted at end of period	1,308,126
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	1,500,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

431,969,210 ordinary shares of 5p

Contact for queries

Name: Nicholas Rowe
Tel: 01784 227022

Address: Elementis PLC
Elementis House
56 Kingston Road
Staines TW18 4ES.

Person making return

Name: Nicholas Rowe
Position: Deputy Company Secretary

Schedule 5

SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	ELEMENTIS PLC
2.	Name of Scheme	ELEMENTIS SAVINGS RELATED SHARE OPTION SCHEME 1998
3.	Period of return	From: 01.01.04 to 30.06.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	5,787,576 ORDINARY SHARES OF 5P
5.	Number of shares issued/allotted under scheme during period	393,629
6.	Balance under scheme not yet issued/allotted at end of period	5,393,947
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	6,000,000 ordinary shares of 5p - 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

431,969,210 ordinary shares of 5p

Contact for queries

Address: Elementis PLC
Elementis House

Name: Nicholas Rowe
Tel: 01784 227022

56 Kingston Road
Staines TW18 4ES.

Person making return

Name: Nicholas Rowe
Position: Deputy Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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